Contact

www.linkedin.com/in/will-cavendish-b937a84 (LinkedIn)
www.pufferfishdisplays.com (Company)

Top Skills

Program Management
User Interface Design
New Business Development

Honors-Awards

SMART Technology Award
Ideasmart Award
Digital Innovation Contest: The Future Store
Inavate EMEA 40 Under 40

Will Cavendish

Entrepreneur, XD, innovator and creative technologist focused on building specialised design, technology and data driven businesses.
Edinburgh, Scotland, United Kingdom

Summary

Experience

Tradefox
CTO / CSO
April 2021 - Present (2 years)
Amsterdam, North Holland, Netherlands

Cleaning up the Circular Economy.

Business risk intelligence for the recycling industry. Monitor current partners and find the right leads.

With Tradefox you can access the largest global network of companies that buy, sell or broker scrap materials.

Flamboyant Cuttlefish Limited
Founder
February 2021 - Present (2 years 2 months)
Edinburgh, Scotland, United Kingdom

Specialised Design.

Data Visualisation & XR.

Business Building.

Impact Projects.

Pufferfish
CTO, Co-Founder
February 2004 - November 2020 (16 years 10 months)
Edinburgh, Scotland, United Kingdom

Pufferfish Ltd is a creative technology and media company working across a number of industries, supplying innovative digital display solutions and associated software, data visualisation and content creation services. Renown for our flagship PufferSphere® multitouch display technology.

Pufferfish operates in a diverse and wide range of sectors such as museum and visitor attractions, education, experiential marketing, TV, live events and blue chip experience centres. Pufferfish collaborates internationally with leading universities and research institutions in the fields of geosciences, human computer interaction and meteorological research amongst others.

I led the design, development and launch of multiple product lines and custom projects; building a dynamic team of diverse skills, utilizing agile and iterative design processes to define the product, technology and R&D roadmaps; IP, data and media strategies; winning multiple awards and closing five rounds of private equity investment.

From 2015 onwards I drove the transformation of Pufferfish from a hardware sales pipeline to a visual storytelling operation driven by a talented creative team including software developers, industrial designers, engineers, AV technicians, motion artists and GIS specialists.

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Education

The University of Edinburgh
Architecture · (1999 - 2003)